July 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina De Rosa

Re:	DBV Technologies S.A.
Registration Statement on Form F-1
File No. 333-205474

Acceleration Request
	Requested Date:	July 14, 2015
	Requested Time:	5:15 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. and Leerink Partners LLC, as representatives of the several underwriters, hereby join DBV Technologies S.A. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-205474) (the “Registration Statement”) to become effective on Tuesday, July 14, 2015, at 5:15 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Russell Chong
	Name:	Russell Chong
	Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ David Lederman
	Name:	David Lederman
	Title:	Vice President

Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

Leerink Partners LLC

By:	/s/ John I. Fitzgerald, Esq.
	Name:	John I. Fitzgerald, Esq.
	Title:	Managing Director

cc:	Pierre-Henri Benhamou, DBV Technologies S.A. Stuart Cable, Esq., Goodwin Procter LLP Edwin O’Connor, Esq., Goodwin Procter LLP Marc Recht, Esq., Cooley LLP Div Gupta, Esq., Cooley LLP